NO ACT

PE

2-3-12

12026477

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 30 2012
Washington, DC 20549

March 30, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-30-12

Michael P. O'Brien
Bingham McCutchen LLP
michael.obrien@bingham.com

Re: Raytheon Company
Incoming letter dated February 3, 2012

Dear Mr. O'Brien:

This is in response to your letter dated February 3, 2012 concerning the shareholder proposal submitted to Raytheon by Bob Rhodes. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Bob Rhodes
*** FISMA & OMB Memorandum M-07-16 ***

March 30, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Raytheon Company
Incoming letter dated February 3, 2012

The proposal relates to litigation.

There appears to be some basis for your view that Raytheon may exclude the proposal from its 2012 proxy materials under rules 14a-8(b) and 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Raytheon's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its 2012 proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Raytheon failed to inform the proponent that he was required to respond to Raytheon's January 5, 2012 notice of defect with the requisite proof of ownership statement within 14 calendar days from the date the proponent received the notice of defect. Accordingly, unless the proponent provides Raytheon with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its 2013 proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Michael P. O'Brien
Direct Phone: 617.951.8302
Direct Fax: 617.951.8736
michael.obrien@bingham.com

February 3, 2012

Via E-mail (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Raytheon Company
Shareholder Proposal of Bob Rhodes
Entitled "Independent Review of Employee Litigation"
Securities Exchange Act of 1934: Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Raytheon Company, a Delaware corporation (the "***Company***"), requesting confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Bob Rhodes (the "***Proponent***") from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "***2012 Proxy Materials***") and from the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the "***2013 Proxy Materials***").

As discussed below, the Company believes that it may omit the Proposal from its 2012 Proxy Materials and 2013 Proxy Materials under Rule 14a-8(b) and Rule 14a-(f)(1).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- submitted this letter and attachments to the Commission by e-mail no later than eighty calendar days before the Company intends to file its definitive 2012 Proxy Materials and 2013 Proxy Materials with the Commission; and
- concurrently e-mailed copies of this correspondence to Bob Rhodes as notice of the Company's intention to omit the Proposal from its 2012 Proxy Materials and 2013 Proxy Materials.

A copy of the Proposal and the cover letter submitting the Proposal are attached as Exhibit A.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7,2008) ("***SLB 14D***") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff.

Beijing
Boston
Frankfurt
Hartford
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Santa Monica
Silicon Valley
Tokyo
Washington

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

T +1.617.951.8000
F +1.617.951.8736
bingham.com

Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D by e-mail to michael.obrien@bingham.com.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Michael P. O'Brien, on behalf of the Company, at michael.obrien@bingham.com, and to the Proponent, at *** FISMA & OMB Memorandum M-07-16 ***

I. THE PROPOSAL AND CHRONOLOGY OF EVENTS

On December 15, 2011, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The December 15, 2011 letter and Proposal are attached hereto Exhibit A. The Proposal states:

> RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

The Proponent does not appear to be a shareholder of record of the Company's common stock. With his letter of December 15, 2011, he included two "position statements," in an apparent attempt to demonstrate compliance with the share ownership requirement discussed below. The first statement, which appears to be from "Zions Direct," a non-bank subsidiary of Zions Banks, is dated "as of 12/09/2011" and indicates that an account named "RHODESBOB" owned at that date 52 shares of the Company's common stock. The second statement, which appears to be from "Fidelity Investments," is dated "as of 12/10/2011." It indicates that an account named "ROLLOVER IRA" owned at that date 5,012 shares of the Company's common stock. There is no indication on this second statement that Proponent has any interest in those 5,012 shares.

On December 20, 2011, James Marchetti, Senior Counsel for the Company, sent via e-mail and overnight mail, a letter together with a copy of Rule 14a-8, to the Proponent explaining that the Proposal was deficient in that that the Proponent did not submit evidence that he had continuously held at least $2,000 in market value or 1% of the Company's common stock for a least one year prior to the date the Proposal was submitted as required under 14a-8(b) (the "***Continuous Ownership Requirement***"). The December 20, 2011 letter is attached hereto as Exhibit B.

On December 22, 2011, the Company received an e-mail from the Proponent acknowledging that the Proposal submitted for inclusion in the 2012 Proxy Materials was flawed, we assume because he did not meet the Continuous Ownership Requirement. His e-mail further went to state that he believed his submission to be acceptable for the 2013 Annual Meeting and included a statement that he will retain $2,000 of the Company's common stock throughout the calendar year 2013. The December 22, 2011 e-mail is attached hereto as Exhibit C.

On January 5, 2012, James Marchetti, Senior Counsel for the Company, sent via e-mail and overnight mail, a letter together with a copy of Rule 14a-8, (i) confirming the Proponent's withdrawal of the Proposal for the 2012 Annual Meeting and (ii) informing the Proponent that he did not meet the Continuous Ownership Requirement for the Proposal's consideration at the 2013 Annual Meeting. The January 5, 2012 letter is attached hereto as Exhibit D.

As of February 3, 2012, the Company had not received any response from the Proponent to the Company's letter of January 5, 2012, which exceeds the 14 calendar day period specified in Rule 14a-8(f)(1) for the correction of procedural deficiencies.

II. EXCLUSION OF THE PROPOSAL - RULE 14A-8(B) AND RULE 14A-8(F)(1)FOR FAILURE TO MEET THE CONTINUOUS OWNERSHIP REQUIREMENT

As discussed more fully below, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials and 2013 Proxy Materials in reliance on Rule 14a-8(b) and 14a-(f)(1), as the Proponent failed to demonstrate satisfaction of the Continuous Ownership Requirement.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. Rule 14a-8(f)(1) permits exclusion of a proposal that violates this eligibility requirement, provided that the company has timely notified the proponent of the deficiency and the proponent has failed to correct the deficiency within 14 calendar days of receipt of such notice. As outlined above, the Company, within 14 days of receipt of the Proposal and after determining the Proposal did not meet the Continuous Ownership Requirement, sent a timely deficiency letter to the Proponent notifying the Proponent that he had failed to meet the requirements of Rule 14a-8(b). The Proponent, via e-mail, acknowledged the deficiency and effectively withdrew the Proposal from the 2012 Proxy Materials, while seemingly attempting to amend the Proposal so as to be included in the 2013 Proxy Materials.

With respect to the Proponent's attempt to amend the Proposal so that it would instead be included in the Company's 2013 Proxy Materials, the Proponent has failed to demonstrate ownership of at least $2,000 in market value or 1% of the Company's common stock for a least one year prior to the date of submission, whether that is considered to be December 15, 2011 or December 22, 2011. The Company subsequently informed the Proponent of that deficiency. The Proponent has still given no indication that he satisfied the Continuous Ownership Requirement as of the date of submission of his Proposal, whether it is considered for the 2012 Proxy Materials or the 2013 Proxy Materials.

The Staff has often allowed companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to specifically establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See Flour Corp.* (avail. Jan. 11, 2010) (concurring with the exclusion of a shareholder proposal where the proponent "failed to supply, within 14 days of receipt of Flour's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one year period required by rule 14a-8(b)"); *see also Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one year period as of the date it submitted the proposal").

Further, the following example in SLB 14, Section C.1.c.3., makes clear the need for precision in demonstrating a shareholder's eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b):

> **If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year *as of the time the shareholder submits the proposal.* (Emphasis added).

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one year period prior to the submission of the proposal. For example, in *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005), the Staff concurred with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004.

Moreover, the Staff has taken the position that an account statement cannot be used to demonstrate satisfaction of the minimum ownership requirements imposed by Rule 14a-

8. *See Great Plains Energy Incorporated* (January 19, 2011) (granting no action relief under Rule 14a-8(b) where the only proof of ownership offered were account statements showing ownership of the company's stock); *see also* Staff Legal Bulletin No. 14, Section C.1.c.2 ("Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities? No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities continuously for a period of one year as of the time of submitting the proposal."). In this case, the statements submitted by Proponent do not provide any information as to how long the Proponent may have held those shares.

Whether the Proposal is deemed to be submitted for the 2012 Proxy Materials or the 2013 Proxy Materials, it is excludable because the Proponent has not demonstrated that he continuously owned the requisite number of Company common shares for the one year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2012 Proxy Materials and 2013 Proxy Materials in reliance on Rule 14a-8(b) and Rule 14a-(f)(1). Accordingly, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials and 2013 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (617) 951-8302.

Sincerely yours,

Michael P. O'Brien

Michael P. O'Brien
Bingham McCutchen LLP

Enclosures

cc: Bob Rhodes, MS, PE ***FISMA & OMB Memorandum M-07-16***
Jay B. Stephens, Senior Vice President, General Counsel and Secretary, Raytheon Company

Exhibit A

RECEIVED

DEC 15 2011

Corporate Secretary, Raytheon Company,
870 Winter Street, Waltham, Massachusetts 02451

12/12/11

Bob Rhodes, ***FISMA & OMB Memorandum M-07-16*** owner of 52 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

Independent Review of Employee Litigation

RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

Supporting Statement

This proposal addresses existing litigation against Raytheon Company by its shareholders involving numerous lawsuits. Continued participation by Raytheon Company in these lawsuits not only represents an unwanted financial burden on the Company, but presents the risk that could tarnish Raytheon's image in the business community and weaken Raytheon's stock value. It is common knowledge that the customary response of Raytheon is to practice a tactic of delay, defer or deny. While it is an accepted legal tactic, it fails the ethical test of fair and timely treatment to its employees.

A classic example is case *Alday v. Raytheon Company,* Case No. CV-06-0032-TUC-DCB, a class action lawsuit filed in January 2006 on behalf of approximately 1,000 retirees and their dependents claiming that Raytheon unilaterally terminated the retirees' company-paid healthcare benefits. The U.S. District Court, District of Arizona, and the U.S. Court of Appeals for the Ninth Circuit ruled in favor of the retirees and ordered Raytheon to reinstate the retirees' healthcare benefits. Notwithstanding these rulings, Raytheon continues to appeal and delay the process to avoid payment to the retired workers. This is not ethical treatment of employees. This proposal provides an avenue for the company to re-evaluate the ethical question.

As an additional example of litigation that tarnishes Raytheon's image, is *Rhodes v. Raytheon Company,* Case No. CV-10-00625-RCC-CRP involves a distinguished employee who had a physical disability. He was terminated after the employee requested to return to work after a 4 month illness. This former employee had a 20 year career with Raytheon and had achieved Principal Engineer with Honors. The original request of the litigant was to simply get his job back and for the company to reinstate his benefits. Now the case will likely be contested for more than $1 million dollars.

Bob Rhodes
12/12/11

Personal Statement concerning Raytheon Stock Holdings

I, Bob Rhodes, hereby certify that I will retain at least $2,000 in Raytheon Stock (RTN) during the calendar year 2012.

Bob Rhodes

12/12/11

Pages 9 through 10 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

RECEIVED

DEC 15 2011

Lead Director, care of the Corporate Secretary,
Raytheon Company, 870 Winter Street, Waltham,
Massachusetts 02451

12/12/11

Dear Raytheon Board of Directors,

I am writing you directly for two reasons. First, I am submitting a proposal and wanted to give you a bit more history so you understand the thought process behind the proposal. The second reason is that I want to present myself as a candidate for a position on the Board of Directors.

I am a former Raytheon employee of 20 years who achieved a position of Principal Engineer with Honors. Subsequently I had a spinal condition which forced me out of work for several months. I also had an emergency hernia operation during this time which complicated my recovery. However, within 4 months of my initial problem, I started requesting to return to work on a part time basis. My requests were ignored as was my doctor's note to allow me to return to work part time. The Raytheon HR Office said they would not accept my doctor's note and asked if I would consent to an independent evaluation with a doctor of Raytheon's choosing. I agreed and the new evaluation showed that I had improved over the first doctor's evaluation and could return to work part time with even fewer restrictions than originally stipulated by my doctor. Raytheon again rejected this second evaluation, even though it was from their own selected evaluator. My requests for accommodations were simple and straight forward. I needed a reclining chair, a request to only hold meetings where handicap access was available and finally, if possible, to give me an assignment at the Rita Road facility (Tucson) rather than the Airport site (Tucson) since it would ease my commuting challenges. This last request should not have been a major problem since I had worked at the Rita Road facility previously for 5 years. Subsequently, Raytheon held a meeting with me where they told me I was too crippled to ever work again and they were in the process of terminating me with the company even though I was still covered on LTD. All of this occurred during the year of 2008.

Subsequently, I went to work for Northrop Grumman as their Chief Engineer/Manager III on the Hunter UAV Program. I have been at this job on full time status for three years now — thereby dispelling the notion that I am too crippled to ever work again.

I filed a complaint with the EEOC early on in this saga. It has been playing out over the last three years in the courts.

You should know that from the first day of this ordeal, I have offered through my legal counsel, on several occasions, a deal to end this battle. It was simply to bring me back to Raytheon and bridge my time in service that I wrongfully lost due to this termination. This battle has gone on for so long and I have so much capital invested in this debate that it is probably not possible to have such a straightforward and efficient resolution at this time. Throughout all of this, I have always felt that if this local Raytheon behavior was examined at a higher level with more visibility to the Stock Holders and Board of Directors, calmer heads would prevail and a "win – win" solution could have been reached with much less cost to the Company and a whole lot less trauma for me. In fact, I was on the verge of having surgery to address my problem when the Company told me that I was to be terminated. This caused a three year delay before I could have the surgery. Part of my lawsuit is the pain and suffering I endured because of this delay. Had the company accepted the early offer, the company would have benefited from 3 years of my work contributions and saved all the legal cost (which I estimate is in excess my salary) and the possibility of a high dollar judgement against the Company. The Company's course of action seems to fail the test of what is fair treatment to the employee and beyond that, what is the best economic choice for the Company.

On a personal note, my primary motivations for returning to Raytheon is to regain my lost benefits and the privileged status as a tenured employee. I have to say another reason is the vast number of friends I have made throughout Raytheon. Raytheon has some of the best engineers I have ever met and I miss working with such high caliber talent.

As for the examples I cite in my proposal, it was not intended to be self serving – but they are the two cases of injustice that I am most familiar with. It is my hope the Board of Directors will intervene to help settle this dispute before the Proxy is even sent out.

I have seen similar circumstances involving other Raytheon employees where some poor local decision making was unjust or unethical or just plain mean that resulted in major negative impacts on their lives. I felt again, if some visibility and accountability was in vogue, Raytheon and its employees would be the better for it. You will tell me that there are internal Company mechanisms in place to handle such situations. I am here to tell you they do not work.

I can also tell you about some more cases that show a trend of employees that have had medical issues and then shortly thereafter are dismissed for one reason or another. In fact, I believe that is what happened in my case. It has the makings of a class action suit.

It is my hope that even if this resolution fails to be adopted by vote, that you will still consider enacting something similar for the benefit of the employees and Company alike. I really do believe that visibility to the Share Holders through some Share Holder involvement is a good idea and could make for some good PR.

++

The second reason for submitting this letter is to present myself as a candidate for a position on the Board of Directors. At first blush, it seems absurd. But I would like to make a case for your consideration.

I have reviewed the qualifications of the Board of Directors and I cannot claim to be in your league. However, I see something that is lacking. A view from the trenches. I could bring that.

I started with Raytheon when the great Thomas Phillips was in charge of Raytheon and his benevolent charisma pervaded all of the Company. I feel that is lost now. There was a brief resurgence when the Company mantra was "Employer of Choice" but that quickly seemed to go away.

If this company is going to survive and thrive in the 21 Century, I feel we will have to regain that atmosphere of past generations where the employee felt the benevolent care and support of the Company and in return, the Company reaped the blessings of a loyal and committed work force. One wonderful example I remember is when the Bristol plant could not make delivery time or the budget on a particularly large project. The workforce, as a group, agreed to volunteer all the time that was needed to get the job out and on time without charging any labor. It was a success for the program. Unfortunately Bristol was later shut down. I am not sure you could find that kind of loyalty and commitment again in today's work atmosphere.

If I was elected to the Board of Directors, there are several things that I am passionate about. This is one of them - improved employee/employer development. I could fulfill this role in several ways. I would propose to allow me to participate or chair the special committee described in my proposal. Secondly, I would gladly be a roving Ambassador of Goodwill. The beauty of this is that I would be more than just a passing dignitary. Given my 20 years in all aspects of the missile and radar business, there is little I haven't seen and little that would be beyond my grasp to understand. With the authority of the Board, real attention could be brought to bare on issues that were found. And with contacts I have throughout the Company, I could be a real asset in this kind of role. I am also willing to relocate to any location that would best serve my duties and responsibilities.

I would like to shift this discussion to another area that I have grown very passionate about. Due to my own physical ailments, I have taken a personal interest in the area of medical science. I have become so absorbed with this that I have devoted my own resources to educating myself and attending medical conferences to get up close and personal with the latest innovations with an emphasis on artificial joint replacements. I was also a judge at the University of Arizona Engineering Day Competition. Many engineering medical investigations were in this competition. It fueled my imagination and heightened my desire to become professionally involved at some level.

The revelation that I got out of this is that the medical field and the military/industrial field have very similar requirements and materials. It is a growing field and fed by the increasing numbers of people entering old age. This is in contrast with the anticipated reduction in military spending.

As a Board Member, I would encourage the Company to explore a shift of business into this area. There are several good arguments for this. The increasing need for high tech medical services is one. Another reason is that it is lucrative. And with the potential revenues, the typical pay scales of the work force could remain the same and perhaps even increase over their current pay scale. The Raytheon name is already synonymous with leading edge technology, quality and reliability. It seems like a perfect direction to expand the name and reputation of the Company.

I have included my resume for a detailed review of my background. The high points that I think will be relevant to you are;

- 20 year Raytheon employee
- Principal Engineer with Honors
- MSME Stanford University 1986

- Professional Engineer's License in AZ, NM, and TX
- Licensed AZ Real Estate Broker
- Successful general aviation business owner
- Served in multiple volunteer organizations

You will see that I do have some rudimentary business skills with real world experience to use along with my engineering skills. My interests have seemed to evolve into working on a global scale with people, yet remain in touch on a local level. I believe I would be a valuable contributor on the Public Affairs Committee, Special Activities Committee and the Management Development and Compensation Committee.

To summarize what I think I could bring to the Board of Directors,

- A relevant view from the trenches
- A strong technical background
- A passion for just, ethical, benevolent treatment of employees
- A desire to see the Company become the "Employer of Choice"
- A desire to be the Goodwill Ambassador between the Board and the employees
- A vision for future growth and a personal investment to understand this direction

Finally, I hope the Board recognizes my desire to be back on board. I did not leave on my own accord. I had a great career with Raytheon, achieving the rank of Principal Engineer with Honors. Early on in my career, I nearly won the Michellio Scholarship. I have been awarded stock options in the past. I have been involved in so many milestones, I can hardly count them all. Can it be these last three years we have been at odds with each other in court? I am a worthy adversary but an even better ally. Indeed, can we not come together for the ultimate higher good? With that, I submit my application for membership in the Board of Directors.

If the Nominating Board finds me to be a suitable candidate and I were to offer a brief outline to be used in the Proxy Statement, I would choose to use:

Nominee for Board Election

BOB RHODES

- ◆ 20 YEAR EMPLOYEE OF RAYTHEON
- ◆ PRINCIPAL ENGINEER WITH HONORS
- ◆ MSME STANFORD UNIVERSITY 1986
- ◆ SUCCESSFUL AVIATION BUSINESS OWNER
- ◆ AZ REAL ESTATE BROKER
- ◆ PROFESSIONAL ENGINEER'S LICENSE IN AZ, NM, TX
- ◆ AGE 52

Mr. Rhodes has worked in the missile business for 20 years and understands the business at a more intimate level than any current Board Member and will bring a viewpoint consistent with the typical employee. Mr. Rhodes will be the youngest Member of the Board and is well suited to provide many years of strong service should the shareholders endorse his performance in following years. Mr. Rhodes is interested in helping the Company grow with new business pursuits and pursuing positive company/employee development.

Thank you for your time and consideration for both my proposal and my request to be considered for the Board of Directors.

BOB RHODES, MS, PE

Bob Rhodes
12/12/11

BOB RHODES, MS, PE

FISMA & OMB Memorandum M-07-16

Education, Certifications and Licenses:

- MSME, Stanford 1986 (Bell Laboratory, Honors Program)
- BSME, Valedictorian, University of New Mexico, 1984
- ASPE, Valedictorian, University of New Mexico, 1982
- Certified Professional Engineer (NM, TX, AZ)
- Pilot – Single engine high performance, Single engine seaplane
- AZ Real Estate Broker

Career Highlights and Specialties:

Management

- Chief Engineer of the Hunter UAV Program
- Principal Engineer with Honors
- Test Director for EKV missile system tested at Kwajalein, Marshal Isles (first "missile – missile" intercept)
- Engineering and Fab Services Manager at White Sands Missile Range
- Environment, Health &Safety Manager for White Sands Missile Range for 12 years (over 100 facilities)
- Managed a team that developed breakthrough rocket motor propulsion technology from inception to LRIP
- Managed a team that design specialized RF test equipment for the EKV missile

Selected Corporate Contributions

- Authored first Ordnance Training Class for Raytheon – Missile Systems Division
- Co-authored first Ordnance Manual for Raytheon Corporate
- Authored 6Sigma based Mission Assurance Plan for Raytheon Engineering Tucson
- Specialized in State of the Art Assembly Techniques (Factory of the Future)
- Established division torque methods of assembly and training methodology

Selected Engineering Achievements

- Architect for Hunter UAV propulsion redesign that saved the program
- Designed and built mass mockups for EKV inertial testing
- Designed all Navy missile handling equipment for SM3BLKIV that is still in use 20 years later
- Designed the final PATRIOT test facility and test station used until end of production
- Designed the final Raytheon aircrew headquarters base at Holloman AFB
- Primary contributor in TOMAHAWK fuel system active cleaning pump and protocols
- Primary designer in redesigned Air Data Module interface in TOMAHAWK cruise missile
- Primary designer in redesigned retractable wing fairing in TOMAHAWK cruise missile
- Primary contributor and designer in pioneering work of mechanical valves in micro and nano technology
- Contributor in pioneering work in tribology as it relates to magnetic recording heads
- Guest lecturer at both NMSU and UTEP on practical electric vehicle design and modeling
- Built aerobatic airplane airframe (RV4) as undergraduate college project
- Built novel solid rocket thrust test stand for Graduate level project
- CO-designer of nuclear power plant control algorithm for control rods as final Graduate Project

Summary Skill Set:

- Certified Professional Engineer (NM, TX, AZ)
- Tribology (Friction and Wear)
- Safety (ordnance, RF, Industrial)
- Structural Analysis
- Shock&Vibration
- Fluids
- ITAR
- Labor Loading
- Electronics
- Micromachining
- Acoustics
- Integration and Test
- Facility Operations
- Electro Mechanical
- Labor Unions
- Six Sigma
- Dynamics
- Thermodynamics
- Aerodynamics
- Numerical Modeling
- Field Operations
- Emergency Response Team
- Contracts
- Fast Tracking

Management Style

- Rapid decision making is superior to "paralysis by analysis"
- Prefer to test several simplified prototypes to arrive at "proof of concept" demonstrator
- Proponent of Boyd's "OODA Loop Theory"
- Proponent of Colin Powell's 18 points of leadership
- Proponent of Deming's 14 points of Quality
- Strong proponent of cross training between blue and white collars workers (for synergy)

Honors and Awards

- Awarded Principal Engineer with Honors (Raytheon 2007)
- Numerous Project Performance Awards (Raytheon)
- Stock Options Awards (Raytheon)
- Who's Who, Worldwide Registry 1994-1995

Volunteer Experience:

- Divorce Recovery Leader 2002 - 2005
- Civil Air Patrol 2001
- Tucson Lutheran Crisis Help Line 1999 - 2000
- El Paso Homeless Shelter construction project 2000 (PE design authority)
- El Paso Solar Association Board of Directors 1995-1998

Miscellaneous Activities:

- Private Pilot and antique aircraft owner
- Guest speaker at UTEP and NMSU on electric vehicle design and modeling
- College project, construction of aerobatic airframe (RV4)

Corporate Secretary, Raytheon Company,
870 Winter Street, Waltham, Massachusetts 02451

12/12/11

Bob Rhodes. ***FISMA & OMB Memorandum M-07-16*** owner of 52 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

Independent Review of Employee Litigation

RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

Supporting Statement

This proposal addresses existing litigation against Raytheon Company by its shareholders involving numerous lawsuits. Continued participation by Raytheon Company in these lawsuits not only represents an unwanted financial burden on the Company, but presents the risk that could tarnish Raytheon's image in the business community and weaken Raytheon's stock value. It is common knowledge that the customary response of Raytheon is to practice a tactic of delay, defer or deny. While it is an accepted legal tactic, it fails the ethical test of fair and timely treatment to its employees.

A classic example is case *Alday v. Raytheon Company,* Case No. CV-06-0032-TUC-DCB, a class action lawsuit filed in January 2006 on behalf of approximately 1,000 retirees and their dependents claiming that Raytheon unilaterally terminated the retirees' company-paid healthcare benefits. The U.S. District Court, District of Arizona, and the U.S. Court of Appeals for the Ninth Circuit ruled in favor of the retirees and ordered Raytheon to reinstate the retirees' healthcare benefits. Notwithstanding these rulings, Raytheon continues to appeal and delay the process to avoid payment to the retired workers. This is not ethical treatment of employees. This proposal provides an avenue for the company to re-evaluate the ethical question.

As an additional example of litigation that tarnishes Raytheon's image, is *Rhodes v. Raytheon Company,* Case No. CV-10-00625-RCC-CRP involves a distinguished employee who had a physical disability. He was terminated after the employee requested to return to work after a 4 month illness. This former employee had a 20 year career with Raytheon and had achieved Principal Engineer with Honors. The original request of the litigant was to simply get his job back and for the company to reinstate his benefits. Now the case will likely be contested for more than $1 million dollars.

Exhibit B

From: James G Marchetti <James_G_Marchetti@raytheon.com>
Subject: Stockholder Proposal
To: ***FISMA & OMB Memorandum M-07-16***
Cc: "Kathryn G Simpson" <kathryn_g_simpson@raytheon.com>, "Janet M Higgins" <Janet_M_Higgins@raytheon.com>
Date: Tuesday, December 20, 2011, 8:17 AM

Mr. Rhodes:

With reference to your stockholder proposal, please see the attached letter.

Sincerely,

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.3332
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

December 20, 2011

Bob Rhodes, MS, PE

FISMA & OMB Memorandum M-07-16

Via Overnight Mail and E-Mail

Re: Stockholder Proposal

Dear Mr. Rhodes:

Reference is hereby made to your letter to the Corporate Secretary and the "Rule 14a-8 proposal" attached thereto (the "Proposal") submitted for inclusion in Raytheon's proxy statement for the 2012 annual meeting of stockholders ("2012 Proxy Statement") relating to independent review of employee litigation which Raytheon received on December 15, 2011.

Please note that under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, you must submit evidence that you have *continuously* held at least $2,000 in market value, or 1% of Raytheon's common stock *for at least one year prior to the date the Proposal was submitted* (the "Continuous Ownership Requirement"). In submitting the Proposal, you failed to satisfy this requirement. Accordingly, in accordance with Rule 14a-8(f), you are hereby notified that, unless Raytheon is provided, not later than fourteen (14) days after the date you receive this letter, with appropriate documentation proving that you meet the Continuous Ownership Requirement, Raytheon reserves the right to exclude the Proposal from its 2012 Proxy Statement. A copy of Rule 14a-8 accompanies this letter.

Sincerely,

James Marchetti

James G. Marchetti
Senior Counsel

cc: Kathryn G. Simpson, Vice President – Legal, Corporate Transactions and Governance

RECEIVED

DEC 15 2011

Corporate Secretary, Raytheon Company,
870 Winter Street, Waltham, Massachusetts 02451

12/12/11

Bob Rhodes, ***FISMA & OMB Memorandum M-07-16*** owner of 52 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

Independent Review of Employee Litigation

RESOLVED, Shareholders direct the board to have all litigation involving either current or former Raytheon employees be reviewed by the ethics department and a volunteer board of share holders who are not currently employed by Raytheon. Their recommendations should carry such weight as to influence whether a settlement can be made without the need for further litigation. And that a share holder who is not currently employed by Raytheon be part of the negotiation team with the litigant. The purpose of this resolution is to save Raytheon capital against unnecessary legal expenses and provide timely interaction with employees to help establish a good and fair reputation amongst the work force. It also brings a new level of visibility to the Shareholders that would otherwise be absent. The volunteer shareholders should be fairly compensated for their time and travel expenses. Provisions should also be made for previously resolved legal cases to be reviewed if properly petitioned.

Supporting Statement

This proposal addresses existing litigation against Raytheon Company by its shareholders involving numerous lawsuits. Continued participation by Raytheon Company in these lawsuits not only represents an unwanted financial burden on the Company, but presents the risk that could tarnish Raytheon's image in the business community and weaken Raytheon's stock value. It is common knowledge that the customary response of Raytheon is to practice a tactic of delay, defer or deny. While it is an accepted legal tactic, it fails the ethical test of fair and timely treatment to its employees.

A classic example is case *Alday v. Raytheon Company,* Case No. CV-06-0032-TUC-DCB, a class action lawsuit filed in January 2006 on behalf of approximately 1,000 retirees and their dependents claiming that Raytheon unilaterally terminated the retirees' company-paid healthcare benefits. The U.S. District Court, District of Arizona, and the U.S. Court of Appeals for the Ninth Circuit ruled in favor of the retirees and ordered Raytheon to reinstate the retirees' healthcare benefits. Notwithstanding these rulings, Raytheon continues to appeal and delay the process to avoid payment to the retired workers. This is not ethical treatment of employees. This proposal provides an avenue for the company to re-evaluate the ethical question.

As an additional example of litigation that tarnishes Raytheon's image, is *Rhodes v. Raytheon Company,* Case No. CV-10-00625-RCC-CRP involves a distinguished employee who had a physical disability. He was terminated after the employee requested to return to work after a 4 month illness. This former employee had a 20 year career with Raytheon and had achieved Principal Engineer with Honors. The original request of the litigant was to simply get his job back and for the company to reinstate his benefits. Now the case will likely be contested for more than $1 million dollars.

Bob Rhodes
12/12/11

Personal Statement concerning Raytheon Stock Holdings

I, Bob Rhodes, hereby certify that I will retain at least $2,000 in Raytheon Stock (RTN) during the calendar year 2012.

Bob Rhodes

12/12/11

Pages 22 through 23 redacted for the following reasons:

- -

FISMA & OMB Memorandum M-07-16

Electronic Code of Federal Regulations
e-CFR ™

e-CFR Data is current as of December 15, 2011

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

Browse Previous | Browse Next

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Browse Previous | Browse Next

Exhibit C

Attachments: Statment of RTN Stock Retention.pdf

From: Bob Rhod*FISMA & OMB Memorandum M-07-16***
To: James G Marchetti <James_G_Marchetti@raytheon.com>
Cc: Kathryn G Simpson <kathryn_g_simpson@raytheon.com>, Janet M Higgins <Janet_M_Higgins@raytheon.com>
Date: 12/22/2011 08:37 AM
Subject: Re: Stockholder Proposal

Dear Mr. Marchetti,

Thank you for your rapid respond and thank you for identifying the flaw with my submission.

I believe the submission is acceptable "as is" for inclusion in the 2013 Share Holders Meeting and I cannot find any restrictions for early submittals. I have attached the only modification that needs to accompany the 2013 submission - that is my declaration to retain RTN common stock through the calendar year 2013.

Please let me know if this email is satisfactory for the 2013 submission or if I should resubmit formally through certified mail.

Sincerely,

Bob Rhodes

--- On **Tue, 12/20/11, James G Marchetti** *<James_G_Marchetti@raytheon.com>* wrote:

From: James G Marchetti <James_G_Marchetti@raytheon.com>
Subject: Stockholder Proposal
To:FISMA & OMB Memorandum M-07-16***
Cc: "Kathryn G Simpson" <kathryn_g_simpson@raytheon.com>, "Janet M Higgins" <Janet_M_Higgins@raytheon.com>
Date: Tuesday, December 20, 2011, 8:17 AM

Mr. Rhodes:

With reference to your stockholder proposal, please see the attached letter.

Sincerely,

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834

Personal Statement of Stock Retention

I, Bob Rhodes, do hereby state that I will continuously retain at least $2,000 of Raytheon Common Stock throughout the calendar year 2013.

Bob Rhodes

12/21/2011

Exhibit D

From: James G Marchetti/US/Raytheon
To: Bob R***FISMA & OMB Memorandum M-07-16***
Cc: Kathryn G Simpson <kathryn_g_simpson@raytheon.com>, Janet M Higgins/EO/Raytheon/US@MAIL
Date: 01/05/2012 06:05 PM
Subject: Stockholder Proposal

Mr. Rhodes,

Please see the attached letter.

Thank you.

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834

From: Bob R***FISMA & OMB Memorandum M-07-16***
To: James G Marchetti <James_G_Marchetti@raytheon.com>
Cc: Kathryn G Simpson <kathryn_g_simpson@raytheon.com>, Janet M Higgins <Janet_M_Higgins@raytheon.com>
Date: 12/22/2011 08:37 AM
Subject: Re: Stockholder Proposal

Dear Mr. Marchetti,

Thank you for your rapid respond and thank you for identifying the flaw with my submission.

I believe the submission is acceptable "as is" for inclusion in the 2013 Share Holders Meeting and I cannot find any restrictions for early submittals. I have attached the only modification that needs to accompany the 2013 submission - that is my declaration to retain RTN common stock through the calendar year 2013.

Please let me know if this email is satisfactory for the 2013 submission or if I should resubmit formally through certified mail.

Sincerely,

Bob Rhodes

--- On **Tue, 12/20/11, James G Marchetti <*James_G_Marchetti@raytheon.com*>** wrote:

From: James G Marchetti <James_G_Marchetti@raytheon.com>
Subject: Stockholder Proposal
To: ***FISMA & OMB Memorandum M-07-16***
Cc: "Kathryn G Simpson" <kathryn_g_simpson@raytheon.com>, "Janet M Higgins" <Janet_M_Higgins@raytheon.com>
Date: Tuesday, December 20, 2011, 8:17 AM

Mr. Rhodes:

With reference to your stockholder proposal, please see the attached letter.

Sincerely,

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.3332
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

January 5, 2012

Bob Rhodes, MS, PE

FISMA & OMB Memorandum M-07-16

Via Overnight Mail and E-Mail

Re: Stockholder Proposal

Dear Mr. Rhodes:

Thank you for your e-mail of December 22, 2011 responding to our letter of December 20, 2011. Your e-mail acknowledges that your original shareholder proposal submission was flawed in that you were unable to satisfy the Continuous Ownership Requirement of SEC Rule 14a-8(b). Your e-mail states that you wish to have your shareholder proposal included in the proxy for consideration at the 2013 Annual Meeting, having the effect of a withdrawal of your proposal for 2012.

Even as a shareholder proposal submitted for the 2013 Annual Meeting, your submission fails to satisfy the Continuous Ownership Requirement. Rule 14a-8(b) requires that you have continuously held at least $2,000 in market value, or 1%, of Raytheon's stock for at least one year *prior to the date the Proposal was submitted.* A signed statement from you that you will continuously retain at least $2,000 of Raytheon common stock throughout the calendar year 2013 does not satisfy the Rule. A copy of Rule 14a-8 accompanies this letter.

If you have continued to retain at least $2,000 of the Company's stock for the period as required under the Rule, you may submit a shareholder proposal for the 2013 Proxy and Annual Meeting prior to the deadline that will be specified in the 2012 Proxy, provided that the proposal is not otherwise subject to exclusion under the Rule.

In conclusion, we acknowledge your withdrawal of your 2012 proposal. In light of the foregoing, we ask that you acknowledge withdrawal of your 2013 proposal by signing below and returning your signed copy of this letter to us.

Thank you.

Sincerely,

James G. Marchetti
Senior Counsel

cc: Kathryn G. Simpson, Vice President – Legal, Corporate Transactions and Governance

I, Bob Rhodes, hereby acknowledge withdrawal of my shareholder proposal for 2013.

____________________________ ______________________

Bob Rhodes Date

Re: Stockholder Proposal

Bob Rhodes to: James G Marchetti 12/22/2011 08:37 AM

Cc: Kathryn G Simpson, Janet M Higgins

History: This message has been forwarded.

1 attachment

Statment of RTN Stock Retention.pdf

Dear Mr. Marchetti,

Thank you for your rapid respond and thank you for identifying the flaw with my submission.

I believe the submission is acceptable "as is" for inclusion in the 2013 Share Holders Meeting and I cannot find any restr common stock through the calendar year 2013.

Please let me know if this email is satisfactory for the 2013 submission or if I should resubmit formally through certified r

Sincerely,

Bob Rhodes

--- On Tue, 12/20/11, James G Marchetti <James_G_Marchetti@raytheon.com> wrote:

From: James G Marchetti <James_G_Marchetti@raytheon.com>
Subject: Stockholder Proposal
To: FISMA & OMB Memorandum M-07-16***
Cc: "Kathryn G Simpson" <kathryn_g_simpson@raytheon.com>, "Janet M Higgins" <Janet_M_Higgins@raytheon.com
Date: Tuesday, December 20, 2011, 8:17 AM

Mr. Rhodes:

With reference to your stockholder proposal, please see the attached letter.

Sincerely,

James G. Marchetti
Senior Counsel
Raytheon Company
870 Winter Street
Waltham, Massachusetts 02451
781-522-5834

Personal Statement of Stock Retention

I, Bob Rhodes, do hereby state that I will continuously retain at least $2,000 of Raytheon Common Stock throughout the calendar year 2013.

Bob Rhodes

12/21/2011

e-CFR Data is current as of December 15, 2011

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

Browse Previous | Browse Next

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Browse Previous | Browse Next
